May 23, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares® Diversified Alternatives Trust (CIK 0001443075)
Pre-Effective Amendment to Registration Statement 333-184143 (Accession No. 0001193125-13-224415)

Form AW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), iShares® Delaware Trust Sponsor LLC, a Delaware limited liability company acting in its capacity as the sponsor of the iShares® Diversified Alternatives Trust (in such capacity, the “Sponsor”), hereby requests the immediate withdrawal of the Amendment to the Registration Statements referred to above (the “Amendment”) filed on May 16, 2013, together with all exhibits thereto.

The Amendment was incorrectly tagged as an S-1/A filing instead of a POS AM filing. A correctly tagged submission will be filed shortly.

Thank you for your assistance in this matter.

Very truly yours,

iSHARES DELAWARE TRUST SPONSOR LLC

By:	/s/ Jack Gee
Name:	Jack Gee
Title:	Managing Director